UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

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Form 8-K

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Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 03, 2008**

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First Financial Holdings, Inc.

(Exact name of registrant as specified in charter)

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Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401

(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable

(Former name or former address, if changed since last report)

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[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 -- Regulation FD

Item 7.01 Regulation FD Disclosure

In the press release dated July 03, 2008, First Financial Holdings, Inc. announced a conference call on Thursday, July 17, 2008 at 2:00 p.m. E.D.T. to discuss its third quarter financial results.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated July 03, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ R. Wayne Hall
R. Wayne Hall
Executive Vice President, Finance
and Chief Financial Officer

Date: July 03, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. announced a conference call for Thursday, July 17, 2008 to discuss its third quarter financial results.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5883

NEWS   NEWS   NEWS   NEWS   NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
And Corporate Secretary
(843) 529-5931 / (843) 729-7005

FIRST FINANCIAL HOLDINGS, INC. ANNOUNCES
THIRD QUARTER EARNINGS CONFERENCE CALL

Charleston, South Carolina (July 3, 2008) -- First Financial Holdings, Inc. (NASDAQ GSM: FFCH) announced today that the company will host a conference call for institutional investors and bank analysts on Thursday, July 17, 2008 at 2:00 p.m. Eastern Daylight Saving Time to discuss its financial results. The conference call will coincide with the news release announcing fiscal third quarter earnings which will be distributed prior to the market open on Thursday, July 17, 2008.

A live webcast of the presentation will be available at www.firstfinancialholdings.com.

First Financial is the thrift holding company of First Federal Savings and Loan Association of Charleston. The Association operates a total of 57 offices located in the Charleston Metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.